United States securities and exchange commission logo





                             December 9, 2021

       Surfaraz Dinani
       Chief Executive Officer
       Veloce Cap Fund 1 LP
       58 Main Street, 2nd Floor
       Hackensack, NJ 07601

                                                        Re: Veloce Cap Fund 1
LP
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed November 30,
2021
                                                            File No. 024-11689

       Dear Mr. Dinani:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2021 letter.

       Amendment Number 1 to Offering Statement on Form 1-A filed November 30, 2021

       General

   1. We note your response to Comment 1. You state that the Section 3(c)(1) exemption may not be available to the
Fund. Accordingly, please revise the disclosure in the offering statement to remove any
applicable references to Section 3(c)(1), including any references to issuers whose
securities are beneficially owned by 100 or fewer investors.
 Surfaraz Dinani
FirstName
Veloce CapLastNameSurfaraz   Dinani
           Fund 1 LP
Comapany9,
December  NameVeloce
             2021       Cap Fund 1 LP
December
Page 2    9, 2021 Page 2
FirstName LastName
2. Please provide a detailed breakdown explaining, for the principal types of assets that the
         Fund expects to hold, whether the Fund considers the asset a
qualifying interest    or a
            real estate-type interest   . In your response, please specifically
state how you intend to
         treat assets relating to the Fund   s lending activities secured by
interests in personal
         property.
       Please contact Julia Griffith at 202-551-3267 or Erin Purnell at 202-551-3454 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance